Communication Intelligence Corporation

275 Shoreline Drive, Suite 500

Redwood Shores, California 94065

(650) 802-7888

February 11, 2003

Securities and Exchange Commission

Division of Corporate Finance

450 5th Street, NW

Washington DC  20549

Attention: Mr. Robert Bell

Mail Stop 4-7

Re:	Communication Intelligence Corporation
Request under Rule 477 for Withdrawal of Registration Statement on Form S-1 (File No. 333-102968)

Dear Mr. Bell:

I am the Chief Financial and Legal Officer of Communication Intelligence Corporation (“Registrant”).  Pursuant to Commission Rule 477, I hereby request that the Registration Statement on Form S-1, as amended (File No. 333-102968) be withdrawn from further consideration by the Commission. The withdrawal is necessary in order to respond to the Commission’s position that the Equity Line of Credit Agreement must be amended in certain respects. No securities were sold in connection with the offering. The Registrant will begin negotiating with the investor following acceptance of this withdrawal and will file a new registration statement to register shares for resale under the new Equity Line of Credit Agreement.

Sincerely,

/s/ Frank Dane

Frank Dane

Chief Financial and Legal Officer

Communication Intelligence Corp.